September 3, 2008


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: Review Comments on the 12/31/2007 NCSR Filing of the OneAmerica Funds, Inc.

Dear Sir or Madam:

This correspondence acknowledges the receipt of comments provided by Jason Fox of the SEC on August 20, 2008.

The following comments were given:

     1. When performance returns are shown, include a disclosure statement that the returns do not include separate account or contract charges.

     2. Add to Footnote 1 - Summary of Significant Accounting Policies, Investments - Investments in mutual funds are valued at the mutual fund's closing net asset value per share on the day of valuation.

OneAmerica Funds, Inc. agrees with the recommended disclosure suggestions and will make the appropriate changes in future reports beginning with the 2008 Annual Report.

Cordially,

/s/ Constance E. Lund
Constance E. Lund
Treasurer
OneAmerica Funds, Inc.